Exhibit 99.1

SOS Limited

Unaudited interim condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended
	30-Jun-20	30-Jun-21
	US$	US$
Revenue	9,917	184,489
Business taxes and surcharges	(8)	(11)
Net revenue	9,909	184,479
Operating costs	(9,830)	(167,238)
Gross profit	79	17,240
Operating expenses
Selling expense	-	(30)
G&A expense	(2,671)	(37,353)
Finance expense	-	(0)
Total operating expenses	(2,671)	(37,382)
Operating loss	(2,591)	(20,141)
Non-operating income	48	305
Loss on acquisition	(5,679)	-
Total other (expenses)/income	(5,631)	305

Total operating loss before tax	(8,222)	(19,836)
Income tax expense	(1)	(578)
Net loss from continuing operations	(8,223)	(20,414)
Net loss from discontinued operation	(545)
Minority interest		4
Net loss	(8,768)	(20,411)
Preferred dividends	-	-
Net loss attributible to ordinary shareholders	(8,768)	(20,411)
Foreign currency translation adjustment-net of tax	7	(2,992)
Comprehensive of loss	(8,761)	(23,402)

Weighted average number of ordinary shares

Basic	50,210,478	490,720,471
*Diluted	-	-
EARNINGS PER SHARE
Basic	(0.17)	(0.04)
*Diluted	-	-
*N/A Anti-diluted shares not considered

	Six months ended
	30-Jun-20	30-Jun-21
	US$‘000’	US$‘000’
None -GAAP adjusted (loss)/profit before income tax expense	(1,263)	(1,906)

SOS Limited

Unaudited Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	30-Jun-20	30-Jun-21
Assets
Cash and cash equivlaents	610	185,451
Receivables	1,288	50,405
Inventory	-	102,566
Prepayment and other assets	16,829	164,333
Due from related parties	-	10,183
Contract assets	-	-
Intangible assets		12,222
Total current assetes	18,727	525,159
Property equipment and software-net	331	30,401
Goodwill	-	72
Operating lease Right of use assets-net		4,063
Assets of discontinued group	53,655	-
Total assets	72,713	559,695

Liabilities and Shareholder’s Equity
Liabilities:
Accrued liabilities	-	(24)
Accounts payble	13,813	695
Tax payable	(15)	(6,039)
Other payables	6,763	(1,576)
Due to related parties	-	2,406
Contract liability	-	802
Operating lease liability-current		866
Total current liabilities	20,561	(2,870)
Operating lease liabilty-noncurrent		2,783
Liabilities of discontinued group	50,217	-
Total liabilities	70,778	(88)
Paid up capital	14	71
Additional paid-in capital	10,647	577,280
Retained earnings	35	5,838
Current year net profit/(loss)	(8,768)	(20,411)
Other comprehensive income	7	(2,992)
Total Shareholders’ Equity	1,935	559,786
Minority Interest		(4)
Total Liabilities and Shareholders’ Equity	72,713	559,695

SOS Limited

Unaudited condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	30-Jun-20	30-Jun-21
Cash flows from operating activities:
Net (loss)	(8,768)	(20,411)
Adjustments:
Depreciation and amortization	3	5,509
Share-based compensation	737	17,927
Loss on acquisition	5,679	-
Inventory	-	(102,566)
Receivables, prepayments and other assets	(12,393)	(196,620)
Due from RPTs	-	(10,183)
Intangible assets		(12,221)
Accrued liabilities	14,678	24
Accounts payable	-	(13,118)
Tax payable	(15)	(6,024)
Other payables		(8,339)
Due to RPTs		2,406

Contract liability and lease liability		4,450
Net cash used in operating activities from discontinued opeation	545	-
Net cash used in operating activities	466	(339,165)

Cash flows from investing activities:
Purchase of property, equipment and software	(202)	(34,205)
Disposition of assets P2P	-	3,500
Investment in equity	(593)	-
Net cash used in investing activities	(795)	(30,705)
Cash flows from financing activities:
Proceeds from share issuance	898	551,824
Proceeds from private equity placement		-
Net cash provided by financing activities	898	551,824
Exchange gain/(loss)	-	2,887
Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	569	184,841
Cash and cash equivalent at beginning of the period	41	610
Cash and cash equivalent at end of the period	610	185,451

Notes

1.Non-GAAP adjustments and Non-GAAP results

	Six months ended
	30-Jun-20	30-Jun-21
	US$‘000’	US$‘000’
None -GAAP adjusted (loss)/profit before income tax expense	(1,263)	(1,906)

The add-back adjustment was mainly associated with share-based compensation expenses of $17.9 million.

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